SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES CAA'S "MARKET POWER" ASSESSMENT AT STANSTED

Ryanair, the world's favourite airline, welcomed today's (20 Dec) publication by the CAA of its "minded to" assessment of Stansted's market power.  The CAA is minded to rule that Stansted has market power, and accordingly must be subject to effective regulation to protect the reasonable interests of Stansted's users (airlines and passengers) from exploitation by the BAA Stansted monopoly.  In particular Ryanair welcomes the CAA's finding that "Stansted is pricing to its regulatory price cap and there is evidence to suggest that it is pricing above the competitive level".  The CAA has commissioned an independent benchmarking study which shows that Stansted's prices are likely to be above the level of comparator airports.

Ryanair believes that this finding vindicates the earlier ruling of the Competition Commission, that the CAA's "inadequate" regulatory regime has adversely effected competition and users at Stansted.  Over the past five years from 2007 to 2011, the BAA Stansted monopoly has doubled its prices, while traffic has declined by 25%.  The BAA has repeatedly claimed that this traffic decline is due to "low consumer confidence" without explaining why Heathrow and Gatwick have returned to traffic growth.  The ability to raise prices, even when other competitive airports are reducing them, is in Ryanair's view compelling evidence of BAA Stansted abusing its market power.

Ryanair's Stephen McNamara said:

"We welcome today's finding by the CAA that Stansted has market power, and that evidence shows it is pricing "above the level of comparator airports".  This is why Stansted's traffic has declined in recent years, even as Gatwick, Heathrow and other UK airports have returned to growth.

"Ryanair welcomes the current forced sale of Stansted by the over-charging BAA monopoly, but it is clear that any new owner of Stansted will have to be subject to effective regulation, as opposed to the CAA's previous inadequate regulator regime.  Effective regulation is the only way to ensure that the interests of Stansted users are protected, and Stansted is returned to a low cost, high growth future in the best interest of the airport itself, its airline customers and most of all its passengers.

"Ryanair welcomes today's findings by the CAA and hopes that it will lead to a much more effective regulatory regime in future where the new owners of Stansted Airport are forced to run an efficient facility and price its services at or below the level of comparator airports."

For further information
please contact:                       Stephen McNamara              Joe Carmody
                                                Ryanair Ltd                              Edelman
                                                Tel: +353-1-8121212             Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 December, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary